UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended December 31, 2004

AGL Resources Inc.
(Name of registered holding company)

Ten Peachtree Place
Atlanta, Georgia 30309
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas
Vice President and Controller
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309
404-584-4000

ITEM 1 - ORGANIZATION CHART

Item 1 is omitted for the fourth quarter pursuant to instructions for Form U-9C-3.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

On November 18, 2004, AGL Resources Inc. completed a public offering of 11.04 million shares of common stock at an offering price of $31.01 per share. The offering generated net proceeds of approximately $332 million, which AGL Resources used to purchase the outstanding capital stock of NUI Corporation and to repay short-term debt incurred to fund the purchase of Jefferson Island Storage & Hub.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended December 31, 2004 (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged (b)	Indirect Costs Charged (b)	Cost of Capital (b)	Total Amount Billed (b)
Sequent Energy Management L.P. (SEM)	Atlanta Gas Light Company	Gas procurement, scheduling and other	$50	--	--	$50
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	73	--	--	73
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	42	--	--	42
SEM	AGL Networks, LLC	Gas procurement, scheduling and other	7	--	--	7
SEM	Virginia Natural Gas Company	Gas Transmission Storage Management	3,126	--	--	3,126

(a)
All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

(b)
The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended December 31, 2004 (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services		Types of Services Rendered		Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGL Services Company (AGSC)	SEM		Support (c	)	$690	$1,249	$29	$1,968
AGSC	Georgia Natural Gas		Support (e	)	140	490	40	670
AGSC	Pivotal Propane of Virginia, Inc.		Support (d	)	24	8	--	32
AGSC	AGL Peaking		Support (d	)	--	2	--	2
AGSC	Pivotal Jefferson Island Storage & Hub, LLC		Support (d	)	94	183	--	277
AGSC	Virginia Gas Storage		Support (d	)	--	16	--	16
AGSC	Virginia Gas Pipeline		Support (d	)	--	93	--	93
AGSC	Virginia Gas Distribution		Support (d	)	--	7	--	7
AGSC	NUI Service, Inc. - New Jersey (Plumbing	)	Support (d	)	26	75	--	101
AGSC	NUI Service, Inc. - Florida (Plumbing	)	Support (d	)	1	--	--	1
AGSC	NUI Service, Inc. - Florida (Services	)	Support (d	)	29	124	--	153
AGSC	Pivotal Energy Services, Inc.		Support (d	)	49	--	--	49

(c) Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.
(d) Pivotal Propane of Virginia, Inc.; Pivotal Energy Services, Inc.; and AGL Peaking Services receive support services from AGSC. Detailed information with respect to these transactions is not provided in this report but will be provided by Form U-13-60.
(e) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of December 31, 2004 (1)	$3,342,384	$		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	501,358			Line 2
Greater of $50 million or line 2			501,358	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment			-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)			$501,357	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization (3)	$(19,078)
Southeastern LNG, Inc. (3)	(8)
Pivotal Energy Services, Inc.	36
GNG (includes SouthStar) (4)	80,465
Pivotal Propane of Virginia, Inc.	23,689
AGL Peaking	3,877
Jefferson Island	82,811
Saltville Storage	33,319
Pivotal Storage	-
Virginia Gas Storage	753
Virginia Gas Pipeline (3)	(15,032)
Virginia Gas Company (3)	(5,051)
Virginia Gas Distribution (3)	(1,476)
NUI Service - Florida (Plumbing)	29
NUI Service - Florida (Services)	7,269
NUI Service - New Jersey (Plumbing)	139
Total current aggregate investment			191,742

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) Aggregate investment as of December 31, 2004 is negative because these entities have a net intercompany receivable.
(4) Through calendar 2003, AGL Resources accounted for its 70% non-controlling financial interest in SouthStar using the equity method of accounting. During the quarter ended March 31, 2004, AGL Resources adopted FIN 46R which resulted in the consolidation of SouthStar’s accounts with GNG’s accounts in AGL Resources’ condensed consolidated financial statements. AGL Resources recorded Piedmont’s portion of SouthStar’s capital as a minority interest on the condensed consolidated balance sheet in the amount of $36 million as of December 31, 2004.

ITEM 5 - OTHER INVESTMENTS

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1
Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; Pinnacle LNG, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution as of December 31, 2004 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 1.2	Balance Sheet of SouthStar as of December 31, 2004 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1
Income Statements for the Three Months and Twelve Months Ended December 31, 2004 for Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months and Twelve Months Ended December 31, 2004 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President and Controller

June 3, 2005

EXHIBIT INDEX

A Financial Statements

B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.